

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 24, 2009

Mr. Thomas C. Peddie
Chief Financial Officer
Corus Entertainment Inc.
181 Bay Street, Suite 1630
P.O. Box 767
Toronto, Ontario
M5J 2T3 Canada

> **RE:** **Corus Entertainment Inc.**
> **Form 40-F for Fiscal Year Ended August 31, 2008**
> **Filed November 28, 2008**
> **File No. 1-14992**

Dear Mr. Peddie:

We have reviewed your supplemental response letter dated February 9, 2009 as well as your filing and have the following comments.

Form 40-F for Fiscal Year Ended August 31, 2007

Note 2. Significant accounting policies

Broadcast licenses and goodwill

1.   We note your response to prior comment 1. Explain for us in more detail, and disclose in future filings, your application of the "relief from royalty" approach in determining the fair value of your broadcast licenses, including the nature of any assumptions you must make and your source for determining the inputs to the model. Tell us why you believe this approach is the best methodology for determining the fair value of these assets, including your consideration of other methodologies such as a discounted cash flow model.

In addition, you state that the significant difference between the testing methodologies for goodwill versus broadcast licenses is the level at which they are tested. Tell us how you defined your reporting units under the guidance in SFAS 142.

* * * *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, Jr.

/for/ Larry Spirgel
Assistant Director